SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 27, 2011
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES
EXHIBIT INDEX
EX-10.1
EX-10.2

     On May 27, 2011, Navios Maritime Partners L.P. (“Navios Partners”) entered into a facility agreement for a term loan with DVB Bank SE and Commerzbank AG for $35.0 million (the “Loan Agreement”). The Loan Agreement was entered into to finance a portion of the purchase price payable in connection with the previously announced acquisition of two vessels, the Navios Orbiter and the Navios Luz, that occurred on May 19, 2011. The Loan Agreement is repayable in 28 equal quarterly installments of $625,000 and a final payment of $17.5 million. The Loan Agreement requires compliance with certain financial covenants and, among other events, it shall be an event of default under the Loan Agreement if such covenants are not complied with or if the general partner, Navios Maritime Holdings Inc. or Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, beneficially own less than 20% of Navios Partners. The Loan Agreement bears interest at a rate of LIBOR plus 270 basis points. The Loan Agreement is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.
     On May 31, 2011, Navios Partners entered into a Seventh Supplemental Agreement, to amend the Facility Agreement dated November 15, 2007, between Navios and Commerzbank AG and DVB Bank SE, as lenders, and the other parties identified therein. The amendment provides for new guarantors to be added. The Seventh Supplemental Agreement is attached as Exhibit 10.2 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: June 8, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement for $35.0 million term loan facility, dated May 27, 2011

10.2	Seventh Supplemental Agreement dated May 31, 2011